January 9, 2023

Via EDGAR

Ms. Inessa Kessman

Ms. Lisa Etheredge

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Twilio Inc.

Form 10-K for the year ended December 31, 2021, filed February 22, 2022

File No. 001-37806

Dear Mses. Kessman and Etheredge,

I am writing in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 8, 2022 to Mr. Khozema Shipchandler, Chief Operating Officer (Principal Accounting and Financial Officer) of Twilio Inc., a Delaware corporation (the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”).

For your convenience, the Company has set forth below the Staff’s comments in bold and italics, followed by the Company’s responses thereto. All references to page numbers in the Company’s responses are to the pages of the 2021 Form 10-K filed on February 22, 2022.

Form 10-K for the year ended December 31, 2021

Results of Operations

Comparison of the Fiscal Years Ended December 2021, 2020 and 2019, page 66

1.

You state that revenue increased by $1.1 billion or 61% from December 31, 2020 to December 31, 2021 due to “an increase in the usage of our products, particularly our Programmable Messaging products, Programmable Voice products and Email products, the adoption of additional products by our existing customers, the additional A2P fees imposed by certain carriers and revenue contributions from our acquisitions of Twilio Segment, Zipwhip and other businesses.” Please quantify the portion of the increase attributable to each item mentioned in your disclosure and discuss the underlying reason for the change. Provide this quantitative disclosure for all line items that materially changed between periods presented. We refer to guidance in Item 303 of S-K.

The Company’s response:

The Company acknowledges the Staff’s comment and, where disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations identifies factors driving material changes in financial statement line items, the Company will endeavor to quantify in future filings the impact of each factor mentioned in the disclosure and discuss the underlying reason for the change. Presented below for illustrative purposes is the Company’s proposed disclosure of the additional information requested in the comment with respect to the paragraph identified by the Staff on page 66 of the 2021 Form 10-K. Changes are marked for ease of review.

“In 2021, total revenue increased by $1.1 billion, or 61%, compared to the same period last year. This increase was primarily attributable to increases in the usage of our products by our existing customers as reflected in our Dollar-Based Net Expansion Rate of 131, as well as a 16% increase in the number of Active Customer Accounts, from 221,000 as of December 31, 2020, to over 256,000 as of December 31, 2021. This growth in usage and customer accounts helped to drive a $403.4 million increase in Programmable Messaging, a $79.0 million increase in Programmable Voice, a $59.9 million increase in Email, and a $74.7 million increase from the additional A2P fees imposed by certain carriers exclusive of Zipwhip A2P fees. The increase in total revenue was also due to the increases in revenue contributions from our acquisitions, including, $178.0 million from Twilio Segment, $55.4 million from Zipwhip and $63.2 million from other businesses.”

2.

We note your disclosure that the primary driver for the decline in growth margin was due your “international messaging business, the additional A2P fees imposed by certain carriers and an increase in network service provider fees in certain geographies, which we pass to our customers at cost.” Enhance your disclosure to quantify each factor noted. Also, it appears that you have both revenue and gross margin information by your different product lines. If so, please include a discussion of gross margin by product lines to help investors understand your business. We refer to guidance in Item 303(b) of S-K.

The Company’s response:

The Company acknowledges the Staff’s comment and, consistent with the Company’s response to Comment #1, the Company will endeavor to quantify in future filings the impact of each factor identified in its disclosure as driving material changes in financial statement line items. Presented below for illustrative purposes is the Company’s proposed disclosure of the additional information requested in the comment. The Company believes that the presentation set forth below is appropriate as it provides information to investors on the material changes to gross margin, and reflects the way that management considers gross margin changes in managing the Company’s business. Changes are marked for ease of review.

“In 2021, the gross margin percentage declined compared to the same period last year. This decline was primarily driven by a 150 basis point decrease caused by strong growth in our lower margin international messaging business, a 150 basis point decrease caused by the additional A2P fees imposed by certain carriers and a 110 basis point decrease caused primarily by an increase in network service provider fees in certain geographies. We pass both A2P fees and network service provider fees to our messaging customers at cost, resulting in decreases to gross margin. The decline was offset by a 120 basis point increase due to the impact of the acquisition of our Twilio Segment business. The remaining change in gross margin was driven by items with smaller impacts, including a 70 basis point decrease due to amortization expense related to our acquired intangible assets and a 50 basis point increase due to certain operational improvements and the growth of our other application services products.”

Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 84

3.

We note from disclosures on pages 90 and 91 that you operate in a single reportable segment and a single reporting unit. Based upon the November 3, 2022 Investor Day presentation you provide on your website, it appears that discrete financial information below the consolidated level is available to and reviewed by management. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments and ASC 350-20-35-33 through 35-46 in determining your reporting units. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so. In addition, please revise to provide the entity-wide disclosures discussed in ASC 280-10-50-40.

The Company’s response:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it is a single operating and reportable segment under ASC 280 and ASC 350 for the reasons discussed below.

As a preliminary matter, the Company believes it is appropriate to provide the Staff with context about the Investor Day it held on November 3, 2022. For that Investor Day, the Company prepared and published a presentation that was intended to address common investor questions, some of which were detailed and product focused in nature. To be responsive, the Company’s Investor Day presentation disclosed certain information, including revenue mix, gross profit, and gross margin percentage, both on a consolidated basis and based on the components of two product portfolios: communications and software. The product aggregations were meant to facilitate a more specific discussion of levels of revenue and gross profit of the Company’s products. However, management does not aggregate and report the products in this manner, the Company is not organized by business units or in any other manner supporting such an aggregation, nor did the Chief Operating Decision Maker (“CODM”) utilize such aggregations during the period ended December 31, 2021, to assess performance or make resource allocation decisions. Accordingly, these product aggregations did not, as of December 31, 2021, or at any time during 2022, represent operating segments under the “management approach” required in ASC 280. The remainder of this response focuses on the Company’s application of ASC 280 and ASC 350 as of December 31, 2021.

Overview of ASC 280

While the Company prepared the Investor Day presentation for the reasons explained above, it has also undertaken a detailed analysis under ASC 280 to determine the appropriate segment reporting. ASC 280-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.”

The Company analyzed its operating structure using the guidance provided in ASC 280-10-50 and, for the reasons described below, determined that it had one operating segment and one reportable segment: the provision of a customer engagement platform.

The Company’s CODM and Organizational Structure

The Company’s CODM is Jeff Lawson, who is the Company’s Chief Executive Officer, co-founder, and chairperson of the board of directors. Mr. Lawson is responsible for assessing the Company’s performance and making resource allocation decisions.

In 2021, the Company was organized by business function, such as go-to-market, product / engineering, human resources, and operations. Operations included key functions such as finance and accounting, legal, IT, and security. All of these functional areas operate on a company-wide basis and support all products.

There were no CODM direct reports nor segment managers who were directly accountable to and maintained regular contact with the CODM to discuss segment-specific operating activities, financial results, or forecasts for products or product groupings. These direct reports had company-wide responsibilities. None of the CODM’s direct reports had any accountability or responsibility for financial results of individual products, product groupings, or regions. As of the end of 2021, no members of management were compensated on the basis of financial results of any geography, segment, product, or product groupings. In the first quarter of 2022, the Company issued performance-based restricted stock units (“PSUs”) to the executive team. These PSUs vest if consolidated organic revenue growth exceeds certain targets in 2022, and if both consolidated organic revenue and consolidated profitability targets are met in 2023 and 2024.

Information Provided to and Reviewed by the CODM and the Board of Directors

The Company prepares (i) a weekly “Pace Report” provided to the CODM, (ii) a monthly “Executive Team Report” provided to the CODM, and (iii) a quarterly “Board Financial Update” provided to the CODM and the full board of directors. The purpose and contents of these reports are further described below.

(i) The purpose of the weekly Pace Report is to closely monitor usage revenue growth and the financial content includes:

•	Consolidated revenue, gross profit, and a brief summary of reasons for changes from the prior week.

•	Usage revenue disaggregated by product and/or geography and a detailed description of factors, such as new deals, outages, and related matters leading to changes to forecast from the prior week.

•	No product or geographical level gross margin percentage or gross profit is disclosed.

(ii) The purpose of the monthly Executive Team Report is to update the CODM on all operational matters of significance and the financial content includes:

•	Consolidated revenue, revenue by region and product and revenue trends.

•

Quarterly and annualized consolidated financial information, including revenue, gross margin percentage (including product-level margin percentage), operating expenses and operating income with commentary explaining variances against the Company’s forecast and prior periods.

•	Headcount analysis including hiring forecasts and capacity, by executive team member.

(iii) The purpose of the quarterly Board Financial Update is to provide the Board of Directors with a financial update and financial content includes:

•

Quarterly and annualized consolidated financial information, including revenue, gross margin percentage, operating expenses and operating income with commentary explaining variances against the Company’s forecast and prior periods.

•	Recent revenue trends, including revenue by product and region.

•

During the 4th quarter of 2021 only, a board deck was prepared to discuss management’s “in and up” strategy (described in more detail below) which explicitly called out the importance of running the Company as a single unit. To facilitate that discussion, management presented an allocated P&L which reflected hypothetical income statements down to operating profit by three product groupings: messaging, software, and other communications. The Board agreed with management’s view that the business should be run as a single operating unit. No resource allocation or performance decisions were made on the basis of this information.

During his meetings with the executives, the CODM did not regularly receive or review financial information such as balance sheets, complete operating results or cash flows on a disaggregated basis at a product level.

While certain disaggregated gross margin percentage information was available (excluding allocated hosting and support costs), such information was not utilized by the CODM in resource allocation decisions and assessment of the Company’s performance during 2021. The CODM viewed all of the Company’s products as parts of one integrated customer engagement platform and parts of one integrated plan to implement the Company’s “in and up” strategy in achievement of our externally stated 30% organic revenue growth metric. As described in Item 1 of the Company’s 2021 Form 10-K, the approach is an integrated strategy to the Company’s sales motion whereby the Company gets “in” to new customers through sales of messaging and email products and builds on those relationships to move “up” the customers’ software stack to sell the Company’s other products. To achieve its externally stated revenue growth targets, for example, a resource allocation decision was made that resulted in the Company increasing its sales and marketing headcount by over 74% during the year ended December 31, 2021, which negatively impacted certain profitability metrics in favor of continued strong revenue growth. In his review and assessment of the Company’s operations, the CODM primarily focused on total revenue growth, which, in his view, was the indicator of the Company’s implementation of this business strategy.

As a result of the above, the Company determined that no component of the business had discrete financial results that were regularly reviewed by the CODM in assessing performance and making resource allocation decisions, and, accordingly, the Company had a single operating segment.

Determining Reporting Units Under ASC 350-20-35-33 through 35-46

The Company analyzed its reporting units under the criteria of ASC 350-20-35-33 through 35-46. ASC 350-20-35-34 states that “a component of an operating segment is a reporting unit if the component constitutes a business… for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” ASC 280-10-50-7 states that “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.”

As noted above, discrete financial information for any component of an operating segment was not regularly reviewed by segment managers. There were no CODM direct reports nor segment managers who were directly accountable to and maintained regular contact with the CODM to discuss operating activities, financial results, or forecasts for products or product groupings. None of the CODM’s direct reports had any accountability or responsibility for financial results of individual products, product grouping, or regions and full income statement data for such groupings was not regularly maintained or reviewed. While there were a number of changes in management throughout 2021, the titles and primary roles of each individual who directly reported to the CODM as of December 31, 2021 are as follows:

•	Christy Lake - Chief People Officer - management of Company’s global talent acquisition and human resources functions

•	Eyal Manor - Chief Product Officer - management of the Company’s product roadmap and engineering for all products

•	Khozema Shipchandler - Chief Operating Officer - company-wide financial management and oversight, and oversight of the legal, IT, and security functions

•	Marc Boroditsky - Chief Revenue Officer - management of the go-to-market function, responsible for overseeing the revenue channels for all products

•

George Hu - Former Chief Operating Officer and Strategic Advisor (through December 31, 2021) - available in an advisory capacity for a transition period following his resignation as Chief Operating Officer on October 27, 2021

•	Karyn Smith - Outgoing General Counsel (resignation effective January 7, 2022) - oversight of company-wide legal matters

•	Erin Reilly - Chief Social Impact Officer - management of the Company’s social impact initiatives

As discrete financial information for any component of an operating segment was not regularly reviewed by segment managers, the Company concluded that no component meets the definition of a reporting unit in ASC 350-20-35-34.

As such, the Company concluded that it had one reporting unit as of December 31, 2021. The Company will continue to evaluate the evolution of its reporting structure for any changes to this conclusion.

ASC 280-10-50-40 Disclosures

ASC 280-10-50-40 states “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” The Company evaluated its portfolio of products to determine whether certain products exhibit similar characteristics, such that they should be grouped together in the Company’s disclosure. Through the evaluation, the Company determined that there are similarities in the nature of the products used that fit into three distinct categories: 1) products that transmit communications from our customers to end users, 2) software products that enhance the effectiveness of the communications transmitted by our customers, and 3) other miscellaneous products and services. Based on this conclusion, the Company will provide Communications, Software and Other revenue in its future filings, when applicable, and presented below is a table containing the Company’s Communications, Software and Other revenue for the twelve months ended December 31, 2021, 2020 and 2019. The Company will provide a similar level of disaggregation in its future filings.

	Year Ended December 31,
	2021	2020	2019

	(in thousands)
Revenue by groups of similar products:
Communications	$2,379,032	$1,586,308	$1,042,478
Software	322,800	97,349	44,084
Other	140,007	78,119	47,906

Total	$2,841,839	$1,761,776	$1,134,468

The Company will also continue to evaluate its segment analysis, and, if it determines that it is appropriate under ASC 280 to report more than one segment in its consolidated financial statements, it will provide the appropriate segment disclosure in its future filings.

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at kshipchandler@twilio.com or our outside corporate counsel, Rezwan D. Pavri, at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

/s/ Khozema Shipchandler

Khozema Shipchandler
Chief Operating Officer (Principal
Accounting and Financial Officer)

cc:	Dana Wagner, Twilio Inc.

Nate Troup, Twilio Inc.

Juliana Chen, Twilio Inc.

Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin Conklin, Wilson Sonsini Goodrich & Rosati, P.C.